

August 17, 2011

Via E-mail
Mr. William J. Carden
Chairman of the Board, President, and
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, TX 77057

> **Re: American Spectrum Realty, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 1-16785**

Dear Mr. Carden:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. In future periodic reports, please discuss leasing results for the reporting period, and include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions. In this regard, please provide quantitative disclosure on the impact of concessions and tenant expense reimbursements on a per square foot basis, as applicable.

2.   In future periodic reports, to the extent applicable, please discuss your then current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on your acquisition and disposition pipeline.

3.   In future periodic reports please discuss embedded rent growth in your portfolio related to rent escalators in your leases. To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

Item 2. Properties, page 10

4.   Please revise to provide the information required by Item 102 of Regulation S-K for all properties, including those owned by consolidated variable interest entities (VIEs), or tell us how you determined that such disclosures are not required. In addition, please revise your other disclosures of properties throughout the filing, including Item 7 and Schedule III, to include properties owned by consolidated VIEs. Please provide us with your assessment of the effect of this lack of disclosure on your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2010.

The Location and Type of the Company's Owned Properties, page 10

5.   We note that you have disclosed annualized net rent within your table on page 10. In future periodic reports, to the extent material, please include quantitative disclosure on the impact of concessions and tenant reimbursements.

Lease Expirations, page 11

6.   In future periodic reports please expand your disclosure in the applicable section to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Funds From Operations, page 23

7.   We note that your non-GAAP measure "funds from operations" includes adjustments that appear to be inconsistent with NAREIT's definition of FFO. Please revise in future filings to rename your non-GAAP measure (e.g., adjusted FFO), and to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure. Please provide us with your future proposed disclosure.

Management's Report on Internal Control over Financial Reporting, page 59

8.   Please tell us how you determined that internal control over financial reporting was effective as of December 31, 2010, in light of the material weakness disclosed on page 60. In your response, please tell us when you identified the material weakness, when you

implemented the additional controls that you believe are sufficient to remediate the material weakness, and, if applicable, how and when you determined that the material weakness had been remediated.

Exhibits 31.1 and 31.2

9.   We note that you omitted the phrase "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) of your certification. Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2011

Variable Interest Entities, page 8

10.   Please tell us how your policy of comparing your variable interests to those of the other venture partners to identify the party that is exposed to the majority of the VIE's expected losses, expected residual returns, or both is consistent with your disclosure in Note 4 on page 9 and with ASC 810-10-25, which describes the primary beneficiary as the entity that has a controlling financial interest in the VIE.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: G. Anthony Eppolito